Exhibit 10.11
July 11, 2024
Maximillian Marcy
2100 West 108th Street
Bloomington, MN 55431
Dear Max:
Thank you for your time discussing your background with the Everus Construction Group (Everus) and MDU Resources Group (MDUR) team members. As you know, MDUR is planning a spinoff of Everus to its shareholders (Spinoff) which, upon completion, would result in Everus becoming an independent publicly traded company. We are excited to have you join our management team in anticipation of the Spinoff and have outlined the following offer of employment:
Title: Vice President, Chief Financial Officer & Treasurer (CFO), Everus Construction Group. While at the date of hire you will not be a Section 16 officer of MDUR, you will become a Section 16 officer of Everus upon completion of the spinoff.
Hire Date: August 12, 2024.
Reporting Relationship: This position will report to the President and CEO of Everus and be a member of the Everus leadership team.
Work Location: Bismarck, North Dakota
Duties: As CFO at Everus you will perform such duties as the CEO of Everus may require consistent with those customarily performed by a CFO. You agree to devote your entire working time and energy to your role with Everus.
Annual Base Salary: Your annualized base salary will be $438,000 for each of 2024 and 2025 and will be paid in accordance with the regular payroll practice of Everus as in effect from time to time.
Annual Incentive (Executive Incentive Compensation Plan – EICP): You will be eligible for prorated participation in the 2024 Everus EICP based on your start date of August 12th through end of year. Your target amount is 80% of your base salary ($350,400) which will then be prorated to the number of days worked at Everus during 2024, subject to the achievement of performance measures set for Everus and provided as a separate document. Based on the proration of August 12 to the end of 2024, the EICP would allow you to achieve from 0% to 250% of your annual incentive target or $0 to $339,869, depending on Everus’ performance results.
Long-Term Performance-Based Incentive Plan (LTIP): If the Spinoff occurs in 2024, then for the 2025-2027 award cycle, your annual target grant value of LTIP awards will be based on 150% of base salary ($657,000). LTIP awards are expected to be granted in February 2025, subject to your continued employment with Everus through the grant date. The type, terms and conditions of these awards are expected to be determined by the Everus Compensation Committee.
Stock Ownership Requirement: Once the Spinoff occurs, as a senior member of management, you will be required to comply with the executive stock ownership guidelines adopted by Everus. Our expectation is that you retain shares paid to you under the LTIP until the stock ownership requirement has been met.
Non-Qualified Deferred Contribution Plan (DCP): We are currently, in process to separate the Everus DCP from the MDUR plan. Therefore, as soon as administratively feasible, you will receive a $100,000 contribution to your DCP in 2024. The program will vest 1/3 of the award each year on the anniversary of your date of hire, even if the contribution is delayed in any way.
Additionally, unless otherwise determined by the Everus Compensation Committee, if the Spinoff occurs in 2024, you are expected to receive a company contribution in 2025 to the DCP based on 10% of your base salary ($43,800).
It is expected that this program will also provide the ability for employees to elect to defer a portion of their base salary and/or EICP during an annual enrollment period.
Employee Benefits: You will participate in Everus employee benefit programs as outlined in the attached summary.
Vacation: You will receive 10 days of vacation in your vacation balance. Additionally, we will enter you into our vacation program with an accrual level equivalent to 20 years of service. Our plan allows you to carry over vacation annually equivalent to 2x your service level balance.
Relocation Bonus: We are offering you a relocation bonus of $100,000 (before applicable taxes). Your relocation to Bismarck, ND, must be completed within 180 calendar days of your start date. Although this bonus will be paid on your first paycheck, it is conditional upon your successful completion of one year of employment with the Company. Therefore, if you voluntarily leave our employment prior to your first anniversary of employment, the bonus must be reimbursed. By signing this agreement, you hereby authorize us to deduct as much of the repayment as possible from your final paychecks with the balance owing in 30 days.
If you have not secured a personal residence prior to your start date, the Company will also pay for your reasonable expenses for temporary lodging and meals for up to 180 calendar days after your start date. Please note that there may be tax consequences related to reimbursement of these expenses.
Change in Control: You have been approved for participation in the MDU Resources Change in Control Plan at Tier 3; which is the equivalent of 1.5x your annual base salary and target annual incentive plus other benefits should a change in control occur prior to spin. Your participation in the MDU Resources plan will end upon the Spinoff. If Everus establishes a change in control severance program after the Spinoff, you would participate in such plan in accordance with its terms.
Anticipated Spinoff: As discussed, you are being hired in anticipation of the Spinoff and with the expectation that you will serve as the CFO of Everus as an independent public company. It is currently expected that the Spinoff will be completed in late 2024, but the Spinoff remains subject to approval of the MDUR Board of Directors. If the Spinoff is temporarily delayed, it is expected that you will remain an employee of Everus until the Spinoff is completed. If the MDUR Board of Directors decides not to proceed with the Spinoff and, for that reason, your position is eliminated, then you will receive a one-time cash lump severance payment of $675,000, contingent on you signing and not revoking a separation agreement and general release of claims in the form provided to you by Everus.
Background Check and Drug Testing: This offer letter is contingent upon completion of a clear background check and drug test. You will receive an email from First Advantage with information for the completion of the background check release. You will also receive an email from Concentra with the steps for the completion of your drug test. If you have any questions regarding these processes, please work directly with Britney Hendricks at 701/221-6411.
Plan Modifications: It is important to note that this offer summarizes the current structure of various plans. As we move toward the Spinoff and beyond, it is important to note that the structure of these plans may change and there may be new or removed programs into the future.

Again, we are excited to have you join the Everus team and look forward to our mutual successes and accomplishments!
Sincerely,
/s/ Jeff Thiede
Jeff Thiede
President and Chief Executive Officer
Everus Construction Group
I agree to the terms of employment as described above:

/s Maximillian J Marcy	July 15, 2024
Date

Attachments:	2024 Everus Annual Incentive Performance Measures

Vacation Policy

Summary of Employee Benefits

MDUR Change in Control Plan and Acceptance Document for signature and return to MDUR.
Cc: Human Resources